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                             January 16, 2024

       David Happel
       Chief Executive Officer
       Sagimet Biosciences Inc.
       155 Bovet Road, Suite 303
       San Mateo, CA 94402

                                                        Re: Sagimet Biosciences
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
10, 2024
                                                            CIK No. 0001400118

       Dear David Happel:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jennifer Porter, Esq.